210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Patient Enrollment in U.S. Phase 2 Clinical Trial Investigating REOLYSIN® in Combination with Paclitaxel and Carboplatin in Head and Neck Cancers

CALGARY, AB, --- March 24, 2011 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that it has completed patient enrollment in its U.S. Phase 2 clinical trial (REO 015) using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with advanced head and neck cancers.

“This study was performed in part to confirm the results of our UK Phase II study, which enrolled a slightly different patient population, and to support our ongoing Phase III study in platinum resistant head and neck cancers,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “This U.S. study examined a greater proportion of patients with prior taxane exposure than either of the other two studies we have conducted in this indication.”

This trial was a 14-patient, single arm, open-label, dose-targeted, non-randomized trial of REOLYSIN given intravenously in combination with a standard dosage of paclitaxel and carboplatin.

Eligible patients included those with advanced or metastatic head and neck cancers that were refractory to standard therapy or for which no curative standard therapy existed. The primary objective of the Phase 2 trial was to measure tumor responses and duration of response, and to describe any evidence of antitumor activity. The secondary objective is to determine the safety and tolerability of REOLYSIN when administered in combination with paclitaxel and carboplatin to patients with advanced or metastatic head and neck cancers. The results are expected to be fully reported in 2011.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase 2 combination REOLYSIN/paclitaxel/carboplatin clinical trial for patients with advanced head and neck cancers, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com